[redacted]

04001551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 2 2004 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-00480~~ 8-15023

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/1/02** (MM/DD/YY) AND ENDING **10/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Parker/Hunter Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

600 Grant Street
(No. and street)

Pittsburgh	**PA**	**15219**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John P. Meegan **412-562-8217**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2500 One PPG Place	**Pittsburgh**	**PA**	**15222**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Rec'd 1/2/04 cm BB 1/15

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This report contains (check all applicable boxes):

[x]		Independent Auditors' Report.
[x]	(a)	Facing page.
[x]	(b)	Statement of Financial Condition.
[x]	(c)	Statement of Income.
[x]	(d)	Statement of Cash Flows.
[x]	(e)	Statement of Changes in Stockholders' Equity.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
[x]		Notes to Consolidated Financial Statements.
[x]	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x]	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not Applicable)
[ ]	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
[x]	(l)	An Oath or Affirmation.
[ ]	(m)	Copy of the SIPC Supplemental Report. (Not Required)
[x]	(n)	Supplemental Report on Internal Control. (A report describing any material inadequacies found to exist or to have existed since the date of the previous audit).

See also PUBLIC report filed simultaneously herewith which contains:

- Statement of Financial Condition
- Supplemental Report on Internal Control

PARKER/HUNTER INCORPORATED
SEC I.D. NO. (8-15023)

Statement of Financial Condition as of
October 31, 2003, and
Independent Auditors' Report and
Supplemental Report on
Internal Control

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Parker/Hunter Incorporated
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Parker/Hunter Incorporated (the "Firm") as of October 31, 2003, that the Firm is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Parker/Hunter Incorporated as of October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 12, 2003

PARKER/HUNTER INCORPORATED

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003

ASSETS

ASSETS:	
Cash	$ 740,955
Receivable from brokers or dealers and clearing organizations	710,292
Receivable from customers	25,234,814
Securities owned—at market value:	
State and municipal obligations	305,320
Corporate stocks	4,009,735
Corporate bonds—debentures and notes	14,850
Total securities owned—at market value	4,329,905
Other investments—at estimated fair value	953,551
Exchange membership—at cost (latest contracted sales price, $1,350,000)	333,333
Furniture, equipment and leasehold improvements—at cost (less accumulated depreciation and amortization of $3,333,491)	1,196,491
Other assets	3,251,658
TOTAL	$ 36,750,999

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Demand notes payable to bank—secured	$ 2,060,876
Payable to brokers or dealers and clearing organizations	2,987,405
Payable to customers	4,321,076
Securities sold, not yet purchased—at market value	40,581
Accounts payable and other accrued expenses	6,842,108
Total liabilities	16,252,046
STOCKHOLDERS' EQUITY:	
Common stock, $.0417 par value—authorized, 24,000,000 shares; issued, 4,149600 shares	172,900
Paid-in capital	6,449,446
Retained earnings	33,227,321
	39,849,667
Less: Treasury stock—at cost, 3,130,920 common shares	19,350,714
Total stockholders' equity	20,498,953
TOTAL	$ 36,750,999

See notes to statement of financial condition.

PARKER/HUNTER INCORPORATED

NOTES TO STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parker/Hunter Incorporated (the "Firm") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of The New York Stock Exchange, Inc. The Firm is an independently owned stock brokerage and investment banking firm headquartered in Pennsylvania and operates 21 offices in Pennsylvania, Ohio and West Virginia. The following is a summary of significant accounting policies followed by the Firm in the preparation of its financial statements:

a. *Securities Transactions*—Securities transactions are recorded on a settlement date basis, generally the third business day after the trade date. Recordation on a settlement date basis does not materially differ from that of trade date.

b. *Securities Valuation*—Marketable securities held in Firm trading and investment accounts are accounted for at fair value based on the securities' quoted market prices from a national securities exchange. Gains or losses on marketable securities are included in the statement of income. Securities not readily marketable are valued at fair value as determined in good faith by management. For a portion of the non-marketable securities, management has determined that the fair value should approximate cost. Under this method, there is no change to the cost basis unless there is an other than temporary decline in value. If the decline is determined to be other than temporary, the cost basis of the investment is written down to a new cost basis that represents realizable value and the amount of the write-down is accounted for as a realized loss in the period in which the decline occurs. The remaining non-marketable securities are valued using the equity method. Under the equity method, the Firm records its equity ownership share of the net income or loss of the investee in the statement of income.

c. *Exchange Membership*—Exchange membership is carried at cost.

d. *Depreciation*—Depreciation on furniture and equipment is provided on accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized on accelerated methods over the estimated useful lives of the assets or the lease term.

e. *Cash*—Items described as cash include amounts on deposit with commercial banks.

f. *Income Taxes*—The Firm uses the asset and liability method of accounting for income taxes as required by Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*.

g. *Use of Estimates*—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the carrying amounts and disclosure of assets, liabilities, expenses and revenues reported in the financial statements. Management considers its significant estimates to be the fair value of investments and the accruals for litigation, income taxes and other reserves. Actual results could differ from those estimates.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). SFAS 150 requires that certain financial instruments, which previously could be designated as equity, be classified as liabilities on the balance sheet. The Firm would be required to adopt SFAS 150 for the fiscal year ended October 31, 2004. The Firm is evaluating the impact of SFAS 150 and is considering whether revisions of Article 6, "Rights and Options of Corporation to Purchase Shares from Holders Thereof," within the Corporation's Amended and Restated Articles of Incorporation are warranted.

3. DEMAND NOTES PAYABLE TO BANK

Demand notes payable to bank at October 31, 2003 consists of a demand note payable in the amount of $2,060,876, fully collateralized by $13,582,340 of customer margin account securities. Interest is payable monthly at a rate based on the federal funds rate. The interest rate was 1.78% at October 31, 2003.

4. NET CAPITAL REQUIREMENT

The Firm, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") under the Securities Exchange Act of 1934. Under the computation provided for in the Rule, the Firm is required to maintain "net capital" equal to the greater of $1,500,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At October 31, 2003, the Firm had net capital and a net capital requirement of $14,035,217 and $1,500,000, respectively, and a ratio of aggregate indebtedness to net capital of 1.13 to 1. The Firm performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

5. COMMITMENTS

The Firm adopted Financial Standards Accounting Board Interpretation Number 45, *Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* effective January 1, 2003. The Firm provides indemnification in connection with securities offering transactions in which it is involved. When the Firm is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Firm resulting from these types of indemnification provisions.

The Firm also provides guarantees to securities clearing houses and exchanges under their normal standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Firm's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Firm to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Firm enters into underwriting and when-issued commitments. The Firm had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at October 31, 2003.

In accordance with industry practice, the Firm generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Firm's financial statements.

The Firm is committed to lease office space, certain furniture and equipment, and certain telecommunication services under operating lease agreements. Minimum rental commitments are as follows: 2004—$1,748,639; 2005—$1,507,572; 2006—$1,316,681; 2007—$1,101,864; 2008—1,081,322; and $4,746,951, thereafter. The Firm recorded $1,474,674 in rent expense for the year ended October 31, 2003.

During 2003, the Firm signed a six-year commitment with a third party information systems service provider. Monthly payments under this commitment are charged primarily based on usage. There is no minimum monthly fee. If the Firm terminates this agreement, the Firm would be required to pay a monthly amount equal to the average of the last three monthly fees for the remainder of the contract.

6. INCOME TAXES

The net deferred income tax liability of $147,000 at October 31, 2003, consisting of $651,000 in deferred tax assets and $798,000 in deferred tax liabilities, reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis used for income tax purposes. Principal temporary differences relate to deferred compensation, contingency reserves, differences in book and tax basis of fixed assets and unrealized investment gains.

7. EMPLOYEE BENEFIT PLANS

The Firm sponsors both an Employee Stock Ownership Plan and a 401(k) plan. The Employee Stock Ownership Plan is a noncontributory defined contribution stock bonus plan. The 401(k) plan is a defined contribution plan. These plans are extended to all eligible employees. Contributions to the plans by the Firm are at the discretion of the Board of Directors.

The Firm administers a book value stock purchase program for certain key employees. Under the program, the employees are permitted to purchase a certain number of shares as determined by the Firm at the then current book value. Upon retirement/termination, the Firm has the right to purchase the stock at the current book value. The employee also has the right to require the Firm to purchase the stock in such an event.

8. CONTINGENCIES

The Firm is involved in various legal actions arising in the normal course of business. While it is not possible to determine with certainty the outcome of these matters, in the opinion of management, the eventual resolution of these actions will not have a material adverse effect on the Firm's financial position or results of operations.

Additionally, there are certain lawsuits pending against underwriting groups involving securities offerings in which the Firm has participated in the ordinary course of its business and in which the Firm may be required to participate in paying settlement fees and costs in amounts that would be material to the Firm's results of operations and financial position. In view of the number and diversity of these

claims against the Firm and the inherent difficulty of predicting the outcome of litigation and other claims, the Firm cannot state with certainty what the outcome of pending litigation or other claims will be. The Firm provides for costs relating to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on the Firm's future results of operations cannot be predicted because any such effect depends on the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the results of operations or financial position of the Firm.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

SFAS No. 105, *Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,* requires disclosure of certain financial instruments with potential off-balance-sheet credit risk. The Firm has not experienced non-performance by customers or counterparties in the situations discussed below.

In the normal course of business, the Firm has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Firm has recorded these obligations in the financial statements at October 31, 2003, at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to October 31, 2003.

In the normal course of business, the Firm executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Firm may be obligated to discharge the obligation of the nonperforming party and as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Firm's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Firm extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in a customer's account. In connection with these activities, the Firm executes and clears customer transactions involving the sale of securities not yet purchased ("short sales") and the writing of option contracts. Such transactions may expose the Firm to off-balance-sheet credit risk in the event collateral is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Firm may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Firm seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Firm monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

At October 31, 2003, customer margin securities of $32,500,089 and stock borrowings of approximately $46,800 were available to the Firm to utilize as collateral on various borrowings or other purposes. The Firm had utilized a portion of these available securities as collateral for bank loans ($13,582,340) and OCC margin requirements ($1,010,227).

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instrument assets and liabilities are carried at fair value or at amounts which approximate fair value. Such instruments include receivables from brokers or dealers, customers, securities borrowed and loaned, short-term borrowings, liabilities to customers and brokers and dealers, accrued interest and other liabilities.

11. OTHER MATTERS

Recently a task force organized by the Securities and Exchange Commission, National Association of Securities Dealers ("NASD"), the Securities Industry Association, and the Investment Company Institute examined the ability of broker-dealers to deliver breakpoint discounts in the sale of front-end sales load mutual fund shares. The task force has recommended significant changes in procedures for gathering information from clients and sharing information with mutual funds to better enable broker-dealers to meet their obligations to deliver breakpoint discounts. In addition, NASD has issued a Notice to Members (August 2003, NtM 03-47) which orders restitution where members are aware that customers did not receive the breakpoint discounts to which they were entitled. Management believes the total amount of restitution will not have a material adverse effect on the Firm as a whole, nonetheless the amounts involved could be substantial.

Regulators at the state and federal level, as well as the Congress, are also investigating the manner in which mutual funds compensate broker-dealers in connection with the sale of the mutual funds' shares by the broker-dealer. It is likely in the future that broker-dealers will be required to provide more disclosure to their clients with respect to such payments, and it is possible that such payments may be restricted. Any further resultant action from the task force and regulatory studies concerning mutual funds could negatively affect the Firm.

* * * * * *

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.deloitte.com

Deloitte & Touche

December 12, 2003

Parker/Hunter Incorporated
600 Grant Street
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Parker/Hunter Incorporated (the "Firm") for the year ended October 31, 2003 (on which we issued our report dated December 12, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Firm (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g):

1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) [including the practices and procedures followed by the Firm in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")];

2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and

4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP